EXHIBIT 2.4
SECOND AMENDMENT TO
STOCK PURCHASE AGREEMENT AND ESCROW INSTRUCTIONS
     THIS SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT AND ESCROW INSTRUCTIONS (this “Amendment”) is entered into as of August 13, 2007, by and between Global Water, Inc., a Delaware corporation (“Acquiror”), and Michael Saunders (“Shareholder”).
RECITALS
     A. Acquiror and Shareholder are parties to that certain Stock Purchase Agreement and Escrow Instructions, dated December 29, 2006, as amended by that certain First Amendment to Stock Purchase Agreement and Escrow Instructions, dated January 29, 2007 (together, the “Purchase Agreement”);
     B. Section 2.3.1 of the Purchase Agreement provides for termination of the Purchase Agreement if Acquiror or its affiliates are not granted certain CC&Ns by the Arizona Corporation Commission within twenty-four (24) months following the Closing Date set forth in the Purchase Agreement; and
     C. Section 2.3.2 of the Purchase Agreement provides for the Acquiror to deliver certain Letters of Credit to an escrow agent to secure its payment obligation under the Purchase Agreement, and further allows for substitution of the Letters of Credit only with other Letters of Credit; and
     D. Acquiror and Shareholder desire to amend the Purchase Agreement to extend the twenty-four (24) month termination period and to allow for Letters of Credit to be substituted with cash.
AGREEMENT
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
     1. The time period in which the conditions to the payment of the Purchase Price must be met pursuant to Section 2.3.1 shall be changed from “twenty-four (24) months following the Closing Date” to “thirty-six (36) months following the date Acquiror files appropriate documents with the ACC related to the CC&Ns as described in Section 4.2.1.”
     2. In addition to being replaced by another Letter of Credit on identical terms, Section 2.3.2 shall be changed to allow for Letters of Credit to be replaced in whole or in part with an equal amount of cash or cash equivalents.
     3. Except as expressly amended hereby, all of the provisions of the Purchase Agreement remain in full force and effect.

     4. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement.
     5. This Amendment may be executed in several counterparts, in original form or by electronic facsimile, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Amendment shall not be effective as between any parties unless and until one or more counterparts had been executed by Shareholder and Acquiror.
     IN WITNESS WHEREOF, this Amendment has been duly executed by the parties as of the date first written above.

ACQUIROR: GLOBAL WATER, INC.
/s/ Trevor Hill
Trevor Hill, President

SHAREHOLDER:

Michael Saunders, individually

     4. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement.
     5. This Amendment may be executed in several counterparts, in original form or by electronic facsimile, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Amendment shall not be effective as between any parties unless and until one or more counterparts had been executed by Shareholder and Acquiror.
     IN WITNESS WHEREOF, this Amendment has been duly executed by the parties as of the date first written above.

ACQUIROR: GLOBAL WATER, INC.

Trevor Hill, President

SHAREHOLDER:
/s/ Michael Saunders
Michael Saunders, individually

2